UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Crestline Capital Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   226153104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 226153104

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)
                Deephaven Capital Management LLC
                41-1908497

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) N/A
         (b) N/A


3.       SEC Use Only


4.       Citizenship or Place of Organization

                Delaware

                        5.       Sole Voting Power
                                        1,076,200
Number of
Shares                  6.       Shared Voting Power
Beneficially                            0
Owned by
Each                    7.       Sole Dispositive Power
Reporting                               1,076,200
Person With
                        8.       Shared Dispositive Power
                                        0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                        1,076,200

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                        N/A

11.      Percent of Class Represented by Amount in Row (9)
                                        6.89%

12.      Type of Reporting Person (See Instructions)
                                        OO

Item 1.
         (a)      Name of Issuer
                        Crestline Capital Corp.
         (b)      Address of Issuer's Principal Executive Offices
                        6600 Rockledge Drive, Bethesda, Maryland 20817


Item 2.
         (a)      Name of Person Filing
                        Deephaven Capital Management LLC
         (b)      Address of Principal Business Office or, if none, Residence
                        130 Cheshire Lane, Suite 102, Minnetonka, MN 55305
         (c)      Citizenship
                        Delaware
         (d)      Title of Class of Securities
                        Common Stock
         (e)      CUSIP Number
                        226153104

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                        N/A

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:
                        1,076,200
         (b)      Percent of class:
                        6.89%
         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                        1,076,200
                  (ii)     Shared power to vote or to direct the vote:
                        0
                  (iii)    Sole power to dispose or to direct the disposition
                           of:
                        1,076,200
                  (iv)     Shared power to dispose or to direct the disposition
                           of:
                        0

Instruction. For computations regarding securities which represent a right to acquire and underlying security seess.240.13d3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class
                N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                N/A

Item 8.  Identification and Classification of Members of the Group
                N/A

Item 9.  Notice of Dissolution of Group
                N/A

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:


/s/ Jim Korn
Jim Korn, Chief Legal Officer